EXHIBIT 15.1
February 1, 2006

Doane Pet Care Company
210 Westwood Place South
Suite 400
Brentwood, Tennessee 37027

RE:	Amendment No. 1 to Registration Statement on Form S-4 with respect to the Offer to Exchange up to $152,000,000 of 10 5/8% Senior Subordinated Notes due 2015 for up to $152,000,000 of 10 5/8% Senior Subordinated Notes due 2015 that have been registered under The Securities Act of 1933
With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated October 28, 2005 related to our review of interim financial information.
Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.
Very truly yours,
/s/ KPMG LLP
Nashville, Tennessee